MaxsMaking Inc.

Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

Tel: +86 (21) 62990223

July 1, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Heather Clark
Hugh West
Eranga Dias
Evan Ewing

Re:	MaxsMaking Inc.
Registration Statement on Form F-1
Initially filed November 14, 2024, as amended
File No. 333-283211

Ladies and Gentlemen,

On June 30, 2025, MaxsMaking Inc. requested acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 so that it would become effective on July 1, 2025 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Xiaozhong Lin
Xiaozhong Lin
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Davidoff Hutcher & Citron, LLP